Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 13, 2013

to the

INDENTURE

Dated as of September 20, 2012

between

CABOT FINANCIAL (LUXEMBOURG) S.A., as Issuer

and

CITIBANK N.A., LONDON BRANCH, as Trustee

10.375% Senior Secured Notes due 2019

THIS FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) dated as of June 13, 2013 between Cabot Financial (Luxembourg) S.A., a public limited liability company incorporated under the laws of the Grand Duchy of Luxembourg (the “Issuer”) and Citibank N.A., London Branch, as Trustee (the “Trustee”).

RECITALS

A. WHEREAS, the Issuer and the Trustee, among others, have executed and delivered an Indenture dated September 20, 2012 (the “Indenture”) governing the Issuer’s 10.375% Senior Secured Notes due 2019 (the “Notes”);

B. WHEREAS, Sections 9.02 and 9.03 of the Indenture provide that the Issuer and the Trustee may enter into a supplemental indenture amending certain provisions of the Indenture and the Notes with the consent of Holders of at least a majority in aggregate principal amount of the then outstanding Notes;

C. WHEREAS, the Issuer has solicited consents (the “Consent Solicitation”) to amend certain provisions of the Indenture upon the terms and subject to the conditions set forth in its consent solicitation statement dated June 10, 2013 (the “Consent Solicitation Statement”);

D. WHEREAS, Lucid Issuer Services Limited, as information and tabulation agent under the Consent Solicitation Statement, has advised the Issuer that it has received validly executed consents to the amendments sought in the Consent Solicitation from Holders representing a majority in aggregate principal amount of the outstanding Notes on or prior to the date hereof and that those consents have not been revoked; and

E. WHEREAS, all acts and requirements necessary for the execution of this Supplemental Indenture and to make this Supplemental Indenture a legal, valid and binding agreement of the Issuer and the Trustee have been duly performed and complied with.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Issuer and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders:

ARTICLE I

Section 1.1	Amendments to Indenture.

(a) The definition of “Permitted Holder” in Section 1.01 of the Indenture is hereby deleted in its entirety and replaced with the following:

“Permitted Holders” means, collectively, (1) the Equity Investors and any Affiliate or Related Person of any of them, (2) any one or more Persons whose beneficial ownership constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture, (3) J.C. Flowers & Co. LLC and any funds controlled or advised by J.C. Flowers & Co. LLC and any

Affiliate or Related Person thereof, (4) Senior Management, (5) any Person who is acting as an underwriter in connection with a public or private offering of Capital Stock of any Parent or the Company, acting in such capacity, and (6) if the Change of Control Transaction is consummated, Encore Capital and any Affiliate thereof. Any person or group that includes a Permitted Holder shall also be deemed to be a Permitted Holder, provided that Permitted Holders as defined in clauses (1), (2), (3), (4) and (6) above retain exclusive beneficial ownership and control of at least 50.1% of the total voting power of the Voting Stock of the Company beneficially owned by any group that becomes a Permitted Holder at any time as a result of the application of this sentence (without giving effect to the existence of such group or any other group).

(b) The following definitions are hereby added to Section 1.01 of the Indenture:

“Change of Control Transaction” means the change of control transaction described in the definition of “Change of Control Transaction” as contained in the Consent Solicitation Statement dated June 10, 2013 soliciting consents from the holders of the Notes under the heading “Definitions.”

“Encore Capital” means Encore Capital Group, Inc. and any successor thereto (by merger, consolidation, transfer, conversion of legal form or otherwise).

ARTICLE II

MISCELLANEOUS

Section 2.1	Definitions.

Capitalized terms used but not defined in this Supplemental Indenture shall have the meanings ascribed thereto in the Indenture.

Section 2.2	Ratification of Indenture: Supplemental Indentures Part of Indenture.

Except as expressly amended or supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and each Holder of Notes, by accepting the Notes whether heretofore or hereafter authenticated and delivered (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee attorney-in-fact of such Holder for such purpose.

Section 2.3	Governing Law.

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 2.4	Submission to Jurisdiction; Appointment of Agent.

The Issuer irrevocably submits to the non-exclusive jurisdiction of any New York State or U.S. federal court located in the Borough of Manhattan in the City and State of New York over any suit, action or proceeding arising out of or relating to this Supplemental Indenture. The Issuer irrevocably waives, to the fullest extent permitted by law, any objection which they may have, pursuant to New York law or otherwise, to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. In furtherance of the foregoing, the Issuer hereby irrevocably designates and appoints Corporation Service Company (at its office at 1180 Avenue of the Americas, Suite 210, New York, New York 10036) as its agent to receive service of all process brought against them with respect to any such suit, action or proceeding in any such court in the City and State of New York, such service being hereby acknowledged by it to be effective and binding service in every respect.

Section 2.5	Trustee Makes No Representation.

The Trustee has entered into this Supplemental Indenture solely upon request of the Issuer and assumes no obligation hereunder. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the other parties hereto and not the Trustee.

Section 2.6	Counterparts.

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 2.7	Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CABOT FINANCIAL (LUXEMBOURG) S.A.,

by
/s/ Duncan Smith
	Name:	Duncan Smith
Title:

/s/ H. Neuman
	Name:	H. Neuman
Title:

SIGNED for and on behalf of CITIBANK, N.A., LONDON BRANCH, as Trustee,

by
/s/ David Mares
	Name:	David Mares
	Title:	Vice President